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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                          For the Month of August 2003

                                  ------------

                         (Commission File. No 0-30718).
                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)


                               13811 WIRELESS WAY
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
                   -------------------------------------------
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                           Form 20-F /X/     40-F / /
                                     ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes: / /        No:  /X/
                                ---            ----



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NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:     Sierra Wireless, Inc.

TSX:  SW
Nasdaq:  SWIR

August 13, 2003

          SIERRA WIRELESS, INC. COMPLETES ACQUISITION OF AIRPRIME, INC.


RICHMOND, BRITISH COLUMBIA - Sierra Wireless, Inc. (NASDAQ: SWIR, TSX: SW) announced today that it has completed the acquisition of AirPrime, Inc. ("AirPrime"), having received the approval of AirPrime shareholders and all necessary regulatory approvals.

AirPrime is a market-leading supplier of high-speed CDMA wireless products, with a customer base that includes Sprint PCS, Audiovox, Hitachi and Handspring. AirPrime had achieved significant growth in a challenging environment with revenues of $19.2 million in 2002, compared to $6.2 million in 2001.

AirPrime's combination with Sierra Wireless, an established market and brand leader in CDMA and GSM wireless modem products, creates a well-positioned company with a broad product line, innovative engineering, blue chip customers, global channels and a strong balance sheet.

Sierra Wireless is now guided by a management team comprised of both Sierra Wireless and AirPrime personnel. The combined business continues under the Sierra Wireless name, is headquartered in Richmond, British Columbia and will be led by David B. Sutcliffe, Chairman and Chief Executive Officer. The executive management team is comprised of David Sutcliffe, Chairman and Chief Executive Officer; Jim Kirkpatrick, formerly AirPrime's CEO who becomes Senior Vice-President, Engineering; Jason Cohenour, Senior Vice-President, Sales; Andrew Harries, Senior Vice-President, Marketing; Bill Dodson, Vice-President, Manufacturing and Supply; Norman Toms, Chief Technical Officer and Peter Roberts, Chief Financial Officer.


Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the strategic and operational benefits to the combined entity, the expectation of greater growth, revenue and earnings opportunities and operating efficiencies, the integration of the management and employees of Sierra Wireless and AirPrime and the management composition of the combined entity, the timing of the completion of the combination, the ability to successfully combine product offerings, statements about future market conditions, maintaining market leadership and growing the market. Our expectations regarding future growth, revenues and earnings depend on our ability to integrate the operations of Sierra Wireless and AirPrime in a timely manner. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless products market. In light of the many risks and uncertainties surrounding the wireless products market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.


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About Sierra Wireless

Sierra Wireless, Inc. is a global leader in delivering highly differentiated wireless solutions. Sierra Wireless develops and markets the AirCard(R), a wireless PC Card for portable computers, OEM modules for embedded applications, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady(TM) Alliance, a partnership of industry-leading hardware, software, and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its website at www.sierrawireless.com.

"AirCard" and "WirelessReady" are registered trademarks of Sierra Wireless, Inc. All other trademarks or service marks in this news release are the trademarks or service marks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: roberts@sierrawireless.com
INDUSTRY : CMT


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Sierra Wireless, Inc.


                                   By: /s/  PETER W. ROBERTS
                                       -----------------------------------------
                                       Peter W. Roberts, Chief Financial Officer


Date: August 14, 2003